UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Suspension of Production

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

	1. Suspended production operations	POSCO Steel Plant in Pohang

2. Details of production suspension	Sales amount affected by suspension of production (KRW)	14,822,346,804,301
	Sales of the latest fiscal year (KRW)	35,822,193,924,624
	Ratio to sales (%)	41.4

	3. Details of production suspension	Steel manufacturing

	4. Reasons for production suspension	Power outage due to cable damage

	5. Actions to be taken	-

	6. Effects of production suspension	Temporary production disruptions

	7. Effective date of production suspension	December 23, 2023

	8. Expected resumption date of production	December 25, 2023

	9. Date of board resolution (decision date)	December 23, 2023

10. Other matters to be factored into investment decisions

- Above 2. ‘Sales amount affected by suspension of production’ is sales amount of Pohang plant in 2022, not the effect of sales due to production disruptions. ’Sales of the latest fiscal year’ is consolidated total sales amount of POSCO in 2022.

- Regarding 8. ‘Expected resumption date of production’, details are as below and all the production facilities have returned to normal operation :

*  Finex plants : December 23, 2023

*  Blast furnace #2~3 and rolling mills of Cold-rolled, Electrical steels and Stainless : December 24, 2023

*  Rolling mills of Hot-rolled, Plates, Wire rods and other production facilities : December 25, 2023.

- Above 9, ‘Date of board of resolution(decision date)’ is the starting date of production suspension.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: December 26, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President